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CUSIP No. 68619E208                    13G                     Page 1 of 8 Pages
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),
       (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                               (AMENDMENT NO. 1)*

                             ORIGEN FINANCIAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    68619E208
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]   Rule 13d-1(b)

[X]   Rule 13d-1(c)

[ ]   Rule 13d-1(d)

----------
      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 68619E208                    13G                     Page 2 of 8 Pages
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--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      AW Asset Management, L.L.C.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
      52-2280947
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
  NUMBER OF       5     SOLE VOTING POWER
   SHARES                     -0-
BENEFICIALLY      --------------------------------------------------------------
  OWNED BY        6     SHARED VOTING POWER
    EACH                      1,492,300  (See Item 4)
  REPORTING       --------------------------------------------------------------
   PERSON         7     SOLE DISPOSITIVE POWER
    WITH                      -0-
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER
                              1,492,300 (See Item 4)
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,492,300  (See Item 4)
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            5.92% (1)
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*
            OO
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) THE PERCENTAGES USED HEREIN AND IN THE REST OF THIS SCHEDULE 13G ARE CALCULATED BASED UPON 25,228,150 SHARES OF COMMON STOCK OUTSTANDING, AS REFLECTED IN THE COMPANY'S QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2004.
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CUSIP No. 68619E208                    13G                     Page 3 of 8 Pages
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--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      Arthur Wrubel
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
      ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
  NUMBER OF       5     SOLE VOTING POWER
   SHARES                     -0-
BENEFICIALLY      --------------------------------------------------------------
  OWNED BY        6     SHARED VOTING POWER
    EACH                      1,492,300 (See Item 4)
  REPORTING       --------------------------------------------------------------
   PERSON         7     SOLE DISPOSITIVE POWER
    WITH                      -0-
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER
                              1,492,300  (See Item 4)
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,492,300  (See Item 4)
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            5.92%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*
            IN
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS BEFORE FILLING OUT.
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CUSIP No. 68619E208                    13G                     Page 4 of 8 Pages
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ITEM 1(A)   NAME OF ISSUER:

            The name of the issuer is Origen Financial, Inc. (the "Company").

ITEM 1(B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            The Company's principal executive office is located at 27777 Franklin Road, Suite 1700, Southfield, MI 48034.

ITEM 2(A)   NAME OF PERSON FILING:

            This Amendment No. 1 Schedule 13G is being jointly filed by AW Asset Management, L.L.C., a Delaware limited liability company (the "Management Company"), and Mr. Arthur Wrubel with respect to the ownership of the shares of Common Stock by a number of hedge funds and managed accounts (collectively, the "Funds"). (2) Mr. Wrubel and the Management Company are referred to in this
Schedule 13G as the "Reporting Persons."

            The Reporting Persons have entered into a Joint Filing Agreement, dated February 9, 2005, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

ITEM 2(B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            The address of the principal business office of each of the Reporting Persons is 535 Madison Avenue, 26th Floor, New York, NY 10022

ITEM 2(C)   CITIZENSHIP:

            The Management Company is organized as a limited liability company under the laws of the State of Delaware. Mr. Wrubel is a United States citizen.

ITEM 2(D)   TITLE OF CLASS OF SECURITIES:

            Common Stock, par value $.01 per share.

ITEM 2(E)   CUSIP NO.:

            68619E208

(2)   THE MANAGEMENT COMPANY SERVES AS INVESTMENT MANAGER OR ADVISOR TO THE
      FUNDS WITH RESPECT TO SHARES OF COMMON STOCK (AS DEFINED IN ITEM 2(D)) DIRECTLY OWNED BY THE FUNDS AND MAY BE DEEMED TO BE THE BENEFICIAL OWNER
      OF THE SHARES OF COMMON STOCK HELD BY THE FUNDS. MR. WRUBEL IS THE CHIEF EXECUTIVE OFFICER AND PRESIDENT OF THE MANAGEMENT COMPANY AND CONTROLS ITS BUSINESS ACTIVITIES WITH RESPECT TO THE SHARES OF COMMON STOCK HELD BY THE FUNDS AND MAY BE DEEMED TO BE THE BENEFICIAL OWNER OF THE SHARES OF COMMON STOCK HELD BY THE FUNDS. THE MANAGEMENT COMPANY AND MR. WRUBEL DISCLAIM BENEFICIAL OWNERSHIP OF THE SHARES OF COMMON STOCK HELD BY THE FUNDS, EXCEPT TO THE EXTENT OF ANY PECUNIARY INTEREST, AND THIS REPORT SHALL NOT BE DEEMED TO BE AN ADMISSION THAT THEY ARE THE BENEFICIAL OWNERS OF SUCH SECURITIES.
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CUSIP No. 68619E208                    13G                     Page 5 of 8 Pages
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ITEM 3      IF THIS STATEMENT IS FILE PURSUANT TO RULES 13D-1(B), OR 13D-2(B),
            CHECK WHETHER THE PERSON FILING IS A:

            Not Applicable.

ITEM 4      OWNERSHIP:

            A.    AW Asset Management, L.L.C.

                  (a)   Amount beneficially owned: 1,492,300

                  (b)   Percent of class: 5.92%

                  (c)   Number of shares as to which such person has:

                        (i)   Sole power to vote or direct the vote: -0-

                        (ii)  Shared power to vote or direct the vote: 1,492,300

                        (iii) Sole power to dispose or direct the disposition:
                              -0-

                        (iv)  Shared power to dispose or direct the disposition:
                              1,492,300

            B.    Arthur Wrubel

                  (a)   Amount beneficially owned: 1,492,300

                  (b)   Percent of class: 5.92%.

                  (c)   Number of shares as to which such person has:

                        (j)   Sole power to vote or direct the vote: 0

                        (ii)  Shared power to vote or direct the vote: 1,492,300

                        (iii) Sole power to dispose or direct the disposition: 0

                        (iv)  Shared power to dispose or direct the disposition:
                              1,492,300

ITEM 5      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            See response to Item 4.
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CUSIP No. 68619E208                    13G                     Page 6 of 8 Pages
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ITEM 7      IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
            THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

            Not applicable.

ITEM 8      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not applicable.

ITEM 9      NOTICE OF DISSOLUTION OF GROUP:

            Not applicable.

ITEM 10     CERTIFICATION:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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CUSIP No. 68619E208                    13G                     Page 7 of 8 Pages
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                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 9, 2005

                                      AW Asset Management, L.L.C.

                                      By:   /s/ Arthur Wrubel
                                            ------------------------------------

                                      Name: Arthur Wrubel
                                            ------------------------------------

                                      Its: President and Chief Executive Officer
                                           -------------------------------------

                                      /s/ Arthur Wrubel
                                      ------------------------------------------
                                      Arthur Wrubel, individually
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                                                                       Exhibit A

              AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

      (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

      (ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  February 9, 2005

                                      AW Asset Management, L.L.C.

                                      By:   /s/ Arthur Wrubel
                                            ------------------------------------

                                      Name: Arthur Wrubel
                                            ------------------------------------

                                      Its: President and Chief Executive Officer
                                           -------------------------------------

                                      /s/ Arthur Wrubel
                                      ------------------------------------------
                                      Arthur Wrubel, individually